EXHIBIT 99.1

Shopify Acquires Boltmade to Accelerate Shopify Plus Roadmap

Waterloo, Canada - October 3, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced it has acquired privately held Boltmade, Inc., a product design and development consultancy based in Waterloo, Ontario. The acquisition of Boltmade will help accelerate the development of the Shopify Plus product offering. Shopify Plus offers high-growth, high-volume merchants a cloud-based, fully hosted enterprise commerce platform, without the limitations of legacy solutions.

“We first worked with the Boltmade team in early 2016 and quickly realized the team’s huge potential and depth of talent,” said Loren Padelford, VP of Shopify Plus. “Shopify is committed to investing in talent. The acquisition of Boltmade will bring a strong group of designers and engineers to Shopify Plus. We’re thrilled to have them join our team to help shape the future of commerce for larger merchants.”

Founded in 2013, Boltmade is a 21-person product-focused digital consulting firm that designs and builds software products for early stage startups to Fortune 500 companies. The Boltmade team will join the Shopify Plus office in Waterloo.

“Shopify has had a big impact on commerce by helping businesses of all sizes achieve success. Earlier this year, we jumped at the chance to work on a project with them,” said Jim Murphy, Founder and President of Boltmade. “We’re excited to be joining Shopify Plus to help some of the most recognizable, fastest-growing brands in the world sell billions of dollars of product.”

About Shopify
Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, using enterprise-level technology made available to businesses of all sizes. Shopify currently powers over 300,000 businesses in approximately 150 countries and is trusted by brands such as Tesla Motors, Red Bull, Nestle, GE, Kylie Jenner, and many more.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding the acquisition by Shopify of Boltmade and the development of Shopify Plus. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current expectations about future events, and on certain assumptions and analysis made by Shopify in light of current conditions and expected future developments and other factors management believes are appropriate. These expectations are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual events to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual events will be consistent with these forward-looking statements. Actual events could differ materially from those projected in the forward-looking statements as a result of numerous factors, many of which are beyond Shopify’s control. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify